EXHIBIT 21.01

LIST OF SUBSIDIARIES OF BOSS TECH, INC.

The following entity is a subsidiary of Boss Tech, Inc. as of the date of the offering statement of which this exhibit is a part:

Name of Subsidiary	Jurisdiction of Organization	Ownership Percentage	Names Under Which It Does Business
PuraVida Services by BossTech Sociedad de Responsabilidad Limitada	Costa Rica	100% owned by Boss Tech, Inc.	"PuraVida"